September 8, 2014

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust” or the “Registrant”)
Registration Statement on Form N-14 (Securities Act File No. 333-197975) (the “Proxy Statement”)

Dear Ms. Lithotomos:

The Trust filed the Proxy Statement relating to the proposed reorganization (the “Reorganization”) of ClearBridge Equity Fund (the “Target Fund”) with and into ClearBridge Large Cap Growth Fund (the “Acquiring Fund,” and together with the Target Fund, the “Funds”) on August 8, 2014, with an effective date of September 7, 2014. This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on August 14, 2014. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1:        In the section “Common Questions about the Proposed Reorganization— How Will the Reorganization Affect Me?”, please disclose the $2.32 capital gains payment to be made to Target Fund shareholders as a result of portfolio transactions that will occur prior to the Reorganization.

Response:                The requested changes have been made.

Comment No. 2:       In the “Common Questions about the Proposed Reorganization” section, please include the names of the Funds in the chart comparing the Funds.

Response:                The requested changes have been made.

Comment No. 3:       In the “Summary” section, please make the disclosure regarding the payment of $2.32 in capital gains more prominent and disclose the anticipated transaction costs associated with the sale of Target Fund portfolio securities that will occur prior to the Reorganization.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

September 8, 2014

Response:             The requested changes have been made.

Comment No. 4:   In the “Summary—Comparison of Fees and Expenses” section, please consider deleting footnote (d) to the fee table in light of the expectation that the expenses of the Combined Fund will be lower than the expense cap.

Response:             The Registrant has reviewed the disclosure in footnote (d) and respectfully declines to make the suggested change.

Comment No. 5:   In the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” section, please add disclosure to further highlight the differences between the Funds.

Response:             The requested changes have been made.

Comment No. 6:   Please confirm supplementally that the Board of Trustees (the “Board”) considered the capital gains payment that will be made to Target Fund shareholders as part of its consideration and approval of the Reorganization.

Response:             The Registrant confirms supplementally that the Board considered the anticipated capital gains payment to shareholders of the Target Fund as part of its consideration and approval of the Reorganization. The anticipated capital gains distribution was one factor among many others that were considered by the Board, but the Board did not identify any single factor or piece of information as all-important or controlling.

Comment No. 7:   You requested that the Trust provide Tandy representations.

Response:             The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Thomas C. Mandia, Esq., Legg Mason & Co., LLC
Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue

New York, New York 10018

September 8, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)
Form N-14, Securities Act File No. 333-197975

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Registration Statement on Form N-14 filed by Legg Mason Partners Equity Trust on behalf of ClearBridge Large Cap Growth Fund (the Acquiring Fund) and ClearBridge Equity Fund (the Target Fund), each a series of the Trust, on August 8, 2014, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)        the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)        the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary